

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 17, 2009

Mr. Christopher H. Taylor
Chief Financial Officer
Southern Star Energy Inc.
110 Cypress Station Drive, Suite 152
Houston, Texas 77090

>   **Re: Southern Star Energy Inc.**
>   **Form 10-KSB for the Fiscal Year Ended May 31, 2008**
>   **Filed August 29, 2008**
>   **File No. 000-52106**

Dear Mr. Taylor:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief